FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA RESOURCES CORP.
Suite 1001, 1030 West Georgia Street
Vancouver, BC V6E 3B9

Item 2.	Date of Material Change

May 27, 2020

Item 3.	News Release

The news release was issued on May 27, 2020 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (May 27, 2020) - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that it has entered into an agreement with Canaccord Genuity Corp. (the "Underwriter"), pursuant to which the Underwriter will purchase, on a bought deal basis, 9,350,000 common shares (the "Common Shares") of the Company at a price of C$0.43 per Common Share (the "Offering Price") for aggregate gross proceeds to the Company of C$4,020,500 (the "Offering").

Item 5.	Full Description of Material Change

The Company has has entered into an agreement with Canaccord Genuity Corp. (the "Underwriter"), pursuant to which the Underwriter will purchase, on a bought deal basis, 9,350,000 common shares (the "Common Shares") of the Company at a price of C$0.43 per Common Share (the "Offering Price") for aggregate gross proceeds to the Company of C$4,020,500 (the "Offering").

The Company has agreed to grant the Underwriter an over-allotment option to purchase up to an additional 1,402,500 Common Shares at the Offering Price, exercisable, in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If this option is exercised in full, an additional C$603,075 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$4,623,575.

The net proceeds from the Offering will be used to advance the Panuco project, as well as for working capital and general corporate purposes.

The Common Shares will be offered by way of a short-form prospectus to be filed in British Columbia, Alberta and Ontario. The Common Shares will also be sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

The Offering is scheduled to close on or about June 18, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

May 27, 2020